DORSEY
DORSEY & WHITNEY LLP

RECEIVED

SUPPL

07023852

May 25, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- Press releases filed on Sedar on the below stated dates. There is no law mandating this filing, however, it is considered good corporate practice to file such documents.
  - May 25, 2007 (2)

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

None.

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie M. Kaufman

Attention Business Editors:

Addax Petroleum Capital Markets Day

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, May 25 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum" or the "Corporation") announces a management presentation to financial analysts on Tuesday, May 29, 2007 in London, U.K.. Mr. Jean Claude Gandur, President and Chief Executive Officer, Mr. James Pearce, Chief Operating Officer, and Mr. Michael Ebsary, Chief Financial Officer, will discuss the Corporation's most recent financial and operating results and intend to provide further guidance for 2007 and future years at that time.

The presentation materials will be available on the Corporation's website at www.addaxpetroleum.com and the event will be available via webcast at:

<<
Date: Tuesday, May 29, 2007
Time: 11:00 a.m. BST (local London time)
URL Address:
http://www.axisto.com/webcasting/investis/addax-petroleum/capital-markets-day-2007
>>

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 116,000 bbl/d for the first quarter of 2007. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

WEBCAST ADVISORY: FORWARD-LOOKING STATEMENTS

The webcast may contain forward-looking statements. When used in the webcast, words such as "anticipate", "expect", "project", and similar expressions are intended to identify such forward-looking statements. Although the Corporation believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. While Addax Petroleum makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.

READER ADVISORY: FORWARD-LOOKING STATEMENTS

This press release includes certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those

anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements prospective investors in Addax Petroleum's securities should not place undue reliance on forward-looking statements.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Mr. James Henderson, Press Relations, Tel.: +44 (0) 7774 444 163, james.henderson@pelhampr.com; Mr. Alisdair Haythornthwaite, Press Relations, Tel.: +44 (0) 7714 721 379, alisdair.haythornthwaite@pelhampr.com

Attention Business Editors:

Addax Petroleum announces the application for the listing of convertible notes on the Professional Securities Market of the London Stock Exchange

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN OR TO US PERSONS/

CALGARY, May 25 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX/LSE: AXC) today announces that it has applied for its private placement of US$300 million 3.75 per cent Convertible Notes due 2012 (the "Notes") as priced on May 10, 2007, to be admitted to the Official List of the UK Financial Services Authority and to trade on the Professional Securities Market of London Stock Exchange (the "Listing").

Application has also been made to the UK Financial Services Authority and to the London Stock Exchange for a block listing of five million nine hundred and twenty thousand two hundred and thirty four (5,929,234) common shares of the Corporation to be issued upon conversion of the Notes, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. Upon issuance, these new shares will rank pari passu with the existing issued shares of the Corporation.

The Notes are expected to be issued on or around May 30, 2007.

The Listing Particulars are available for inspection at the UK Financial Services Authority's document viewing facility situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS (Tel: +44 (0) 20 7066 1000). Copies of the Listing Particulars can also be obtained from the Corporation at its registered office at 3400 First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 116,000 bbl/d for the first quarter of 2007. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Important Information

This release is not an offer of securities for sale in the United States, Canada, Australia, Japan or elsewhere. Neither the Bonds nor the Underlying Shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the "US Securities Act") and neither the Bonds nor the underlying Common shares may be offered or sold within the United States absent registration under the US Securities Act or an exemption from registration. There will be no public offer of the Bonds or the underlying Common shares in the United States.

Neither this announcement nor any copy of it is for distribution, directly or indirectly, in or into the United States or into Canada, Australia or Japan or to US persons. Any failure to comply with this restriction may constitute a violation of US, Canadian, Australian or Japanese securities laws.

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68,

craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com; Mr. James Henderson, Press Relations, Tel.: +44 (0) 20 7743 6673, james.henderson@pelhampr.com; Mr. Alisdair Haythornthwaite, Press Relations, Tel.: +44 (0) 20 7743 6676, alisdair.haythornthwaite@pelhampr.com

END